FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                February 14 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re:  Bondholder EGM Notice
              dated                  13 February 2003



13 February 2003

                             BONDHOLDER EGM NOTICE


British Energy PLC ("British Energy" or the "Company") will publish on 14 February 2003 a notice in the Financial Times convening extraordinary general meetings of its 2003, 2006 and 2016 sterling bondholders to be held on 10 March 2003 to consider and if thought fit approve the terms of a formal standstill pending the implementation of the proposed restructuring. The notice is being published tomorrow so that if any of the meetings are not quorate on 10 March 2003 adjourned meetings with reduced quorum requirements can be convened and held before 25 March 2003, being the date on which the 2003 bonds are due to be redeemed. The terms of the notice are set out in the Appendix to this announcement.

The restructuring principles accepted by HMG and announced on 28 November 2002 require British Energy to reach formal standstill agreements and agreement in principle on the terms of the proposed restructuring with certain significant creditors on or before 14 February 2003. At the time of finalising the notice and at the time of this announcement discussions continue towards reaching formal standstill agreements and agreement in principle on the substantive terms of the proposed restructuring.

The disposal of the Company's interests in the Bruce Group to a consortium of Cameco Corporation, TransCanada PipeLines Limited and BPC Generation Infrastructure Trust was approved by British Energy shareholders on 10 February 2003 and certain important conditions to the disposal have been satisfied but the disposal remains subject to a number of outstanding conditions.

The Company is continuing to work hard to complete the disposal of its interests in the Bruce Group and to reach formal standstill agreements and agreement in principle on the proposed restructuring with significant creditors in accordance with the timescale set out on 28 November 2002. However, as previously indicated if the disposal is not completed, or if agreement is not reached with significant creditors, the Company may have to seek insolvency proceedings, in which case the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely there would be any return to shareholders. Even if the disposal is completed and agreement reached with the significant creditors, the proposed restructuring would remain subject to a large number of significant uncertainties and the return (if any) to shareholders would represent a very significant dilution of their existing interests.

For further information:               Andrew Dowler

                                       Financial Dynamics

                                       020 7831 3113




                                    APPENDIX

                               Notice of Meeting

This notice is important and requires your immediate attention. If you are in any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000.



                               BRITISH ENERGY PLC
                       (the "Issuer" or "British Energy")

                               NOTICE OF MEETINGS
                       of the holders of the outstanding

   GBP109,861,000 5.949 per cent. Guaranteed Bonds due 2003 (ISIN XS0098581647)
           (the "2003 Bondholders" and the "2003 Bonds" respectively)

                       and the holders of the outstanding
   GBP163,444,000 6.077 per cent. Guaranteed Bonds due 2006 (ISIN XS0098580755)
           (the "2006 Bondholders" and the "2006 Bonds" respectively)

                       and the holders of the outstanding
   GBP134,586,000 6.202 per cent. Guaranteed Bonds due 2016 (ISIN XS0098579401)
           (the "2016 Bondholders" and the "2016 Bonds" respectively)

                                 of the Issuer

NOTICE IS HEREBY GIVEN that a Meeting of the 2003 Bondholders is convened by the Issuer for the purpose of considering and, if thought fit, passing the extraordinary resolution set out below. The extraordinary resolution authorises the modification of the terms and conditions of the 2003 Bonds and the provisions of the trust deed dated 25 March 1999 by which the 2003 Bonds are constituted (the "Trust Deed") in order to give effect to standstill arrangements in connection with the Restructuring of British Energy and, after the scheduled interest payment on 25 March 2003, to provide for payment of interest on the 2003 Bonds semi-annually in arrear (rather than annually) during the Standstill Period. This notice is issued pursuant to the provisions of the 2003 Bonds and the Trust Deed. The Meeting of the holders of the 2003 Bonds will be held at the offices of Clifford Chance at 200 Aldersgate Street, London EC1A 4JJ on Monday, 10 March 2003 at 11.00 a.m. If a quorum is not present within 15 minutes from that time, the Meeting will either be dissolved or be adjourned until such date, not less than 14 days nor more than 42 days later, and to such time and place, as the chairman of the Meeting may decide. A notice reconvening such an adjourned meeting will be given.

NOTICE IS HEREBY ALSO GIVEN that a Meeting of the 2006 Bondholders is convened by the Issuer for the purpose of considering and, if thought fit, passing the extraordinary resolution set out below. The extraordinary resolution authorises the modification of the terms and conditions of the 2006 Bonds and the provisions of the trust deed dated 25 March 1999 by which the 2006 Bonds are constituted (the "Trust Deed") in order to give effect to standstill arrangements in connection with the Restructuring of British Energy and, after the scheduled interest payment on 25 March 2003, to provide for payment of interest on the 2006 Bonds semi-annually in arrear (rather than annually) during the Standstill Period. This notice is issued pursuant to the provisions of the 2006 Bonds and the Trust Deed. The Meeting of the holders of the 2006 Bonds will be held at the offices of Clifford Chance at 200 Aldersgate Street, London EC1A 4JJ on Monday, 10 March 2003 at 11.20 a.m. or, if later, after the conclusion of the Meeting of the 2003 Bondholders. If a quorum is not present within 15 minutes from that time, the Meeting will either be dissolved or be adjourned until such date, not less than 14 days nor more than 42 days later, and to such time and place, as the chairman of the Meeting may decide. A notice reconvening such an adjourned meeting will be given.

NOTICE IS HEREBY ALSO GIVEN that a Meeting of the 2016 Bondholders is convened by the Issuer for the purpose of considering and, if thought fit, passing the extraordinary resolution set out below. The extraordinary resolution authorises the modification of the terms and conditions of the 2016 Bonds and the provisions of the trust deed dated 25 March 1999 by which the 2016 Bonds are constituted (the "Trust Deed") in order to give effect to standstill arrangements in connection with the Restructuring of British Energy and, after the scheduled interest payment on 25 March 2003, to provide for payment of interest on the 2016 Bonds semi-annually in arrear (rather than annually) during the Standstill Period. This notice is issued pursuant to the provisions of the 2016 Bonds and the Trust Deed. The Meeting of the holders of the 2016 Bonds will be held at the offices of Clifford Chance at 200 Aldersgate Street, London EC1A 4JJ on Monday, 10 March 2003 at 11.40 a.m. or, if later, after the conclusion of the Meeting of the 2006 Bondholders. If a quorum is not present within 15 minutes from that time, the Meeting will either be dissolved or be adjourned until such date, not less than 14 days nor more than 42 days later, and to such time and place, as the chairman of the Meeting may decide. A notice reconvening such an adjourned meeting will be given.

In this Notice the 2003 Bonds, the 2006 Bonds and the 2016 Bonds shall be collectively referred to as the "Bonds" and the 2003 Bondholders, the 2006 Bondholders and the 2016 Bondholders shall be collectively referred to as the "Bondholders".

Further information concerning the extraordinary resolutions and the Restructuring of British Energy is contained in a circular, copies of which will be available from the offices of British Energy at 3 Redwood Crescent, Peel Park, East Kilbride, Glasgow, G74 5PR, from the offices of Clifford Chance at 200 Aldersgate Street, London, EC1A 4JJ and from the offices of The Law Debenture Trust Corporation p.l.c. at Fifth Floor, 100 Wood Street, London EC2V 7EX, in each case between 9 a.m. and 5 p.m. on any weekday (public holidays excepted), from Monday 17 February 2003.

British Energy has convened the Meetings for the purpose of enabling the holders of each series of Bonds to resolve, if they so wish, to authorise and direct the trustee of those Bonds, The Law Debenture Trust Corporation p.l.c. (the "Trustee"), to enter into a Supplemental Trust Deed constituting standstill arrangements in respect of that series of Bonds pending a restructuring of British Energy and certain of its subsidiaries. As at the time of publication of this Notice, the substantive terms of the proposed Restructuring have not been agreed with Significant Creditors.

In accordance with usual practice, the Trustee expresses no opinion on the merits of the extraordinary resolutions set out below. The Trustee has not verified any of the statements made in this notice or in the circular referred to above, but on the basis of such statements, including the reasons given by British Energy for the convening of the Meetings, has authorised it to be stated that it has no objection to such resolutions being put to Bondholders for their consideration, and has given its approval to the form of this Notice.

                            EXTRAORDINARY RESOLUTION

The Resolution is in the following terms:

"THAT this Meeting of the holders of the (GBP109,861,000 5.949 per cent. Guaranteed Bonds due 2003)/(GBP163,444,000 6.077 per cent. Guaranteed Bonds due
2006)/ (GBP134,586,000 6.202 per cent. Guaranteed Bonds due 2016)* (the "Bonds") of British Energy plc (the "Issuer") constituted by the Trust Deed dated 25 March 1999 (the "Trust Deed") made between the Issuer, British Energy Generation Limited and British Energy Generation (UK) Limited (the "Guarantors") and The Law Debenture Trust Corporation p.l.c. (the "Trustee") as trustee for the holders of the Bonds (the "Bondholders") hereby, subject to an equivalent resolution being passed by the holders of each other series of Sterling Bonds,

(A) authorises and directs the Trustee to modify the provisions of the Trust Deed so that (i) the obligation of the Issuer under Condition 10(a) of the Terms and Conditions of the Bonds (the "Conditions") to redeem the Bonds at their outstanding principal amount on (25 March 2003/25 March 2006/25 March 2016)* (or on any other date on which such principal amount may otherwise become due and payable in accordance with the Conditions and the Trust Deed), and the obligations of the Guarantors under Condition 12 and Clause 7 of the Trust Deed in relation to such redemption amount, be deferred (and accordingly the Bonds shall not become due and payable) until the end of the Standstill Period (as defined below) or, if later, in circumstances where there is no Event of Default subsisting, the date upon which those obligations would otherwise become due and payable under Condition 10(a) and (ii) during such time interest shall continue to accrue at the rate of (5.949/6.077/6.202)* per cent. per annum and, notwithstanding the provisions of Condition 6 (Interest), interest shall be paid semi-annually, as specified in paragraph (D) below, where:

          "BEG" means British Energy Generation Limited.

          "BEG (UK)" means  British Energy Generation (UK) Limited.

          "BEPET" means British Energy Power & Energy Trading Limited.

          "Bond Standstill Agreement" means, in relation to a series of Sterling Bonds (including the Bonds) the Supplemental Trust Deed relating to such Sterling Bonds and/or the restructuring agreement dated on or about the date hereof between the Issuer, BEG, BEG (UK) and certain Consenting Bondholders (as defined therein).

"Borrower" means each of the Issuer, BEG (UK), BEPET and BEG, and includes any other company or person which is or becomes a Borrower pursuant to the terms of the Credit Facility Agreement.

"British Energy Undertakings" means the undertakings by the Issuer, BEG and BEG
(UK) to be contained within each and every Supplemental Trust Deed, controlling the way in which their respective businesses are carried on during the Standstill Period.

"Business Day" means a day on which banks are open for general business (other than a Saturday or Sunday) in London.

"Continuing Obligations" means the obligations of the Standstill Companies to the Creditors to be continued pursuant to the Standstill Agreement notwithstanding any standstill agreed in respect of other obligations between the parties pursuant to the Standstill Agreement.

"Credit Facility Agreement" means the credit facility agreement dated 26 September 2002 (as extended and restated on 28 November 2002 and as further amended, extended and/or restated from time to time) between the Secretary of State, the Issuer and others.

"Creditor" means each of Teesside Power Limited, TotalFinaElf Gas and Power Limited, Enron Capital & Trade Europe Finance LLC, British Nuclear Fuels plc, certain lenders under the EPL Facility Agreement, the EPL Swap Providers, Eggborough Power Limited and The Royal Bank of Scotland plc.

"EPL" means Eggborough Power Limited.

"EPL Facility Agreement" means the facility agreement dated 13 July 2000 (as amended) between EPL as borrower and various lenders.

"EPL Swap Providers" means those counterparties who have entered into swap agreements with EPL.

"Group" means the Issuer and its Subsidiaries for the time being.

"High Court" means the High Court of Justice of England and Wales or the Court of Session in Scotland (as appropriate).

"Indebtedness" means any obligation for the payment or repayment of moneys whether as principal or as surety and whether present or future, actual or contingent.

"Order" shall mean any order of the High Court.

"Registrar of Companies" means the Registrar of Companies for England and Wales or the Registrar of Companies for Scotland (as appropriate).

"Restructuring" means the proposed restructuring of the Group in accordance with the Restructuring Proposals.

"Restructuring Effective Date" means the date on which documentation required to effect the Restructuring Proposals in respect of each Significant Creditor has been executed and delivered and all conditions to the effectiveness of that documentation have been satisfied or waived and/or (if appropriate) the office copy of the Order of the High Court sanctioning a scheme (or schemes) of arrangement implemented pursuant to section 425 of the Companies Act 1985 in order to give effect to the Restructuring Proposals (or any other similar compromise or arrangement) has been delivered to the Registrar of Companies for registration as required by section 425 of the Companies Act 1985.

"Restructuring Proposals" means the restructuring proposals put forward by the Issuer for the restructuring of certain debts owed to Significant Creditors.

"Secretary of State" means the Secretary of State for Trade and Industry.

"Significant Creditors" means (a) the holders (as defined in the Trust Deed) of the Sterling Bonds (b) those banks that are, for the time being, lenders of record under the EPL Facility Agreement (the "Eggborough Banks", which expression shall include any such banks in their capacity as swap counterparties to EPL); (c) Enron Capital & Trade Europe Finance LLC and Enron Capital & Trade Resources International Corp.; (d) The Royal Bank of Scotland plc in its capacity as a provider of a letter of credit to EPL; (e) Teesside Power Limited; and (f) TotalFinaElf Gas and Power Limited.

"Standstill Agreement" means any agreement so named between the Standstill Companies or any of them and the Creditors named therein.

"Standstill Company" means each of the Issuer, BEG, BEG(UK), BEPET and EPL and "Standstill Companies" means all of them.

"Standstill Obligations" means the payment obligations of the Standstill Companies to the Significant Creditors which are to be stood still pursuant to any Standstill Agreement and/or any Bond Standstill Agreement.

"Standstill Period" means the period commencing on the date on which the Trustee enters into the Supplemental Trust Deed in respect of each series of Bonds and ending at close of business on the Termination Date.

"Sterling Bonds" means the GBP109,861,000 5.949 per cent. Guaranteed Bonds due 2003, the GBP163,444,000 6.077 per cent. Guaranteed Bonds due 2006 of the Issuer and the GBP134,586,000 6.202 per cent. Guaranteed Bonds due 2016 of the Issuer.

"Subsidiary" means a subsidiary undertaking within the meaning of section 258 of the Companies Act 1985.

"Supplemental Trust Deed" means the deed supplemental to the Trust Deed proposed to be entered into between the Issuer, the Guarantors and the Trustee to give effect to the Resolution, if passed by the Bondholders.

"Termination Date" means the earliest of:

(a)         30 September 2004;

(b) the date on which the Issuer receives written notice of termination of the standstill arrangements from the Trustee (having been requested in writing to serve such notice by holders of not less than 50 per cent. in principal amount of the Bonds then outstanding and having been indemnified to its satisfaction) following the occurrence of a Termination Event;

(c)         the Restructuring Effective Date;

(d) the date on which any Standstill Agreement which may be, or may have been, entered into by any other Significant Creditor and/or any Bond Standstill Agreement is terminated; and

(e) 30 days from the date of the Supplemental Trust Deed if, by that date, the Trustee shall not have received a certificate from two directors of the Issuer to the effect that all Significant Creditors (other than the Bondholders) have entered into Standstill Agreements and/or Bond Standstill Agreements;

"Termination Event" means any of the following:

(a) any Standstill Company fails (i) to discharge any material Continuing Obligation when due or (ii) to pay any interest on any Standstill Obligation when due and, in either case, such failure continues and has not been waived or varied for a period of 20 Business Days;

(b) any petition is presented or other step is taken for the purpose of winding up the Issuer or any other Standstill Company (other than a petition or step which is certified by two directors of the Issuer as being frivolous, vexatious or an abuse of the process of the court or a petition which is withdrawn or struck out within 20 Business Days) or an order is made or resolution passed for the winding up of the Issuer or any other Standstill Company;

(c) any petition is presented or other step is taken for the purpose of the appointment of an administrator or interim manager of the Issuer or any other Standstill Company (other than a petition or step which is certified by two directors of the Issuer as being frivolous, vexatious or an abuse of the process of the court or a petition which is withdrawn or struck out within 20 Business Days) or an administration order is made in relation to the Issuer or any other Standstill Company or the Issuer or any other Standstill Company enters into administration;

(d) any administrative or other receiver is appointed in respect of the Issuer or any other Standstill Company or any part of their respective assets and/or undertakings or any other steps are taken to enforce any mortgage, standard security, charge (whether fixed or floating), pledge, lien, hypothecation, assignment by way of security, trust arrangement or security interest of any kind securing any obligation of any person (including without limitation title transfer and/or retention arrangements having a similar effect) over all or any material part of the assets of the Issuer or any other Standstill Company;

(e) there occurs in relation to the Issuer or any other Standstill Company, in any country or territory in which it carries on business or to the jurisdiction of whose courts any part of its assets is subject, any event which in that country or territory corresponds with, or has an effect equivalent or similar to, any of those mentioned in paragraphs (b) to (d) above (inclusive);

(f) the Secretary of State makes a valid written demand for repayment in full pursuant to:

- the Credit Facility Agreement; or

- any counter-indemnity provided by the Issuer (and any of its Subsidiaries) to the Secretary of State in respect of any guarantee or other form of credit support granted by the Secretary of State for the purposes of securing any facility granted by commercial banks to the Issuer (or any of its Subsidiaries) in order to replace the Credit Facility Agreement, and such demand is not satisfied in accordance with the terms of the Credit Facility Agreement or such other counter-indemnity,

(g) interest is not paid within 20 Business Days of the due date on any series of Sterling Bonds;

(h) the corresponding Resolution in respect of both of the other series of Sterling Bonds is not passed with the requisite majority on or before 8 April 2003; or

(i) any of the British Energy Undertakings is breached, whereupon each Supplemental Trust Deed relating to each series of Sterling Bonds can be terminated if such breach is not remedied within 7 days of the date on which the Trustee serves a notice on the Issuer (copied to the Secretary of State) requiring remedy and either (i) the Trustee certifies to the Issuer that such breach is, in the opinion of the Trustee, materially prejudicial to the interests of Bondholders or (ii) the Trustee is requested to do so by the holders of at least 50 per cent. in principal amount outstanding of the relevant series of Bonds and has been indemnified to its satisfaction.

(B) authorises and directs the Trustee to modify the provisions of the Trust Deed in order to waive each and every Potential Event of Default and Event of Default (each as defined in the Trust Deed) with respect to the Bonds (other than one arising under paragraph (a) (Non-Payment) of Condition 15 (Events of Default) of the Bonds in relation to payment of interest (an "Interest Default")) which to date may have occurred, or which subsists, or which occurs or subsists at any time after the date hereof until the end of the Standstill Period (as defined in paragraph (A)), on terms that such waiver shall cease to have effect on the Termination Date (as defined in paragraph (A));

(C) authorises and directs the Trustee to modify the provisions of the Trust Deed so that any request by any Bondholder to the Trustee or any notice by the Trustee to the Issuer, in either case, for the immediate repayment of the Bonds under Condition 15 (Events of Default) of the Bonds made or given prior to the entering into of the Supplemental Trust Deed (as defined in paragraph (A)) be deemed null and void;

(D) authorises and directs the Trustee to modify the provisions of the Trust Deed so that the obligation of the Issuer under Condition 6 (Interest) of the Conditions to pay interest annually in arrear on 25 March in each year shall be amended to provide for the payment of interest annually in arrear on 25 March 2003 and thereafter semi-annually in arrear on 25 March and 25 September in each year until the end of the Standstill Period (as defined in paragraph (A)) at the rate of (5.949/6.077/6.202)* per cent. per annum.;

(E) authorises and directs the Trustee to modify the provisions of the Trust Deed so that Condition 11 (Redemption at the Option of Bondholders) of the Bonds shall cease to have effect during the Standstill Period (as defined in paragraph
(A));

(F) declares that the Trustee shall be entitled to assume that (i) no Termination Event or Termination Date has occurred unless it has actual knowledge or express notice to the contrary, and (ii) that the Issuer and the Guarantors are performing all their respective obligations under the Supplemental Trust Deed; and

(G)

(i) sanctions and approves every modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of Bondholders necessary to give effect to this Resolution (whether or not the rights arise under the Trust Deed) and assents to every modification, variation, or abrogation of the covenants or provisions of the Trust Deed involved or affected by the implementation of this Resolution, or to give effect to or to implement such other arrangements, in respect of the subject matter of paragraphs (A), (B),
(C), (D), (E) or (F) of this Resolution which, taken as a whole, in the sole discretion of the Trustee, are more favourable and/or less prejudicial to the interests of Bondholders as a whole than the arrangements set out in such paragraphs, such modification, abrogation, variation or compromise to be effected by the Supplemental Trust Deed (as defined in paragraph (A)) which includes a provision entitling the Trustee, if so requested by holders of at least 50 per cent. in principal amount of the Bonds then outstanding, to terminate the Supplemental Trust Deed following the occurrence of a Termination Event (as defined in paragraph (A));

(ii) authorises and directs the Trustee to concur in taking all steps considered by it in its sole discretion to be necessary, desirable or expedient to carry out and give effect to this Resolution; and

(iii) declares that the Trustee shall have no liability to Bondholders for its acts or omissions in furtherance of this Resolution."

                              VOTING ARRANGEMENTS

Each series of Bonds is represented by a Global Bond deposited with a common depositary for Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and Clearstream Banking, societe anonyme, Luxembourg ("Clearstream, Luxembourg").

Persons who hold interests in a relevant Global Bond through their accounts with Euroclear and/or Clearstream, Luxembourg (each a "Clearing System") who wish to vote at the relevant Meeting but do not wish to attend are required to give their voting instructions to the relevant Clearing System not later than 11.00 a.m. on Thursday, 6 March 2003 (in the case of the 2003 Bonds), 11.20 a.m. on Thursday, 6 March 2003 (in the case of the 2006 Bonds) and 11.40 a.m. on Thursday, 6 March 2003 (in the case of the 2016 Bonds). The Clearing Systems will then instruct HSBC Bank plc as Principal Paying Agent to attend the relevant Meeting and cast its votes in accordance with the instructions received by it. Bondholders wishing to vote at, but not attend, the relevant Meeting should note that if they have not submitted their voting instructions to the relevant Clearing System by the time stipulated in this paragraph, their votes will not be counted for the purposes of the relevant Meeting.

Persons who hold interests in a relevant Global Bond through the Clearing Systems and who wish to attend the relevant Meeting should give instructions to the relevant Clearing System not later than 11.00 a.m. on Thursday, 6 March 2003 (in the case of the 2003 Bonds), 11.20 a.m. on Thursday, 6 March 2003 (in the case of the 2006 Bonds) and 11.40 a.m. on Thursday, 6 March 2003 (in the case of the 2016 Bonds). The Clearing Systems will then instruct HSBC Bank plc as Principal Paying Agent to issue a voting certificate (to be collected at the relevant Meeting). Bondholders wishing to attend and vote at the relevant Meeting should note that if they have not submitted their instructions to the relevant Clearing System by the time stipulated in this paragraph, they will not be issued with a voting certificate and will not be entitled to vote at the relevant Meeting.

In both cases, such persons should contact the applicable Clearing System(s) through which they hold their interests in a Global Bond for further information as to the manner and deadline by which instructions could be given. It is the responsibility of each such person to ensure that the Clearing Systems have supplied HSBC Bank plc with the information necessary for HSBC Bank plc to cast votes or issue voting certificates, as the case may be. None of the Issuer, HSBC Bank plc or the Trustee accepts responsibility for delays or failure in communications from the Clearing Systems.

Each question submitted to the Meeting will be decided by a show of hands unless a poll is (before, or on the declaration of the result of, the show of hands) demanded by the chairman, the Issuer, the Trustee or one or more persons representing two per cent. or more of the Bonds.

On a show of hands, every person who is present in person and who produces a voting certificate or is a proxy has one vote. On a poll, every person has one vote for each GBP1,000 principal amount of Bonds represented by the voting certificate so produced or for which he is a proxy.

In case of equality of votes the chairman shall both on a show of hands and on a poll have a casting vote in addition to any other votes which he may have.

                             Principal Paying Agent

                                 HSBC Bank plc
                                 Mariner House
                                  Pepys Street
                                London  EC3N 4DA
                                 Paying Agents

                 Dexia Banque Internationale a Luxembourg S.A.
                                69 route d'Esch
                               L-2953 Luxembourg

                                     UBS AG
                               45 Bahnhofstrasse
                                 CH-8098 Zurich
                                  Switzerland

--------------------------

* To be deleted as appropriate

*  Delete as applicable

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  February 14 2003                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations